                                                                  EXHIBIT (a)(1)

                          Offer to Purchase for Cash

                                      by

                               The Limited, Inc.

                  Up to 15,000,000 Shares of its Common Stock
  At a Purchase Price Not Greater than $55.00 Nor Less than $50.00 Per Share

     THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 1, 1999, UNLESS THE
                              OFFER IS EXTENDED.


  The Limited, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender shares of its common stock, $.50 par value per share (such shares, together with all other outstanding shares of common stock of the Company, are herein referred to as the "Shares"), at prices specified by such stockholders, not greater than $55.00 nor less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not greater than $55.00 nor less than $50.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price that will allow it to purchase 15,000,000 Shares (or such lesser number as are validly tendered at prices not greater than $55.00 nor less than $50.00 per Share) pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and "odd lot" tenders, the Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn.

  While the Board of Directors believes that the Shares represent an attractive investment for its continuing stockholders, the purpose of the Offer is to allow those stockholders desiring to receive cash for a portion of their Shares an opportunity to do so at a price in excess of the recent trading prices for the Shares. See "Background and Purpose of the Offer".

  The Shares are listed and principally traded on the New York Stock Exchange, Inc. (the "NYSE"). On April 30, 1999, the last full day of trading prior to the announcement of the Offer, the closing sale price of the Shares on the NYSE as reported on the Composite Tape was $43 3/4 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER WHETHER TO TENDER ANY OR ALL SHARES. LESLIE H. WEXNER, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY, HIS IMMEDIATE FAMILY MEMBERS AND AFFILIATED ENTITIES HAVE AGREED NOT TO TENDER ANY SHARES PURSUANT TO THE OFFER. SEE SECTION 11. THE COMPANY HAS BEEN ADVISED THAT ITS OTHER DIRECTORS AND EXECUTIVE OFFICERS HAVE NOT DETERMINED WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

  SHARES PURCHASED PURSUANT TO THE OFFER WILL NOT RECEIVE THE $0.15 REGULAR QUARTERLY CASH DIVIDEND PAYABLE ON JUNE 30, 1999 TO HOLDERS OF RECORD ON JUNE 23, 1999 OR SHARES OF THE COMPANY'S LIMITED TOO SUBSIDIARY WHICH THE COMPANY INTENDS TO DISTRIBUTE TO ITS STOCKHOLDERS ON A TAX-FREE BASIS IN JULY OR AUGUST IN A SPINOFF TRANSACTION.

                    The Dealer Managers for the Offer are:

Lazard Freres & Co. LLC                                       J.P. Morgan & Co.

May 4, 1999

                               ----------------

                                   IMPORTANT

                               ----------------

  Any stockholder desiring to accept the Offer should either (1) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her or (2) complete the Letter of Transmittal or a facsimile thereof, sign it in the place required, have his or her signature thereon guaranteed if required by the Letter of Transmittal and forward it and any other required documents to First Chicago Trust Company of New York (the "Depositary"), and either deliver the certificates for the Shares being tendered to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 hereof. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. Stockholders who wish to tender Shares and whose certificates for such Shares are not immediately available should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 hereof. Stockholders must complete the section in the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares. Participants in the Company's Savings and Retirement Plan and Stock Purchase Plan must review the separate materials enclosed herewith for instructions if they desire to tender Shares held pursuant to these plans. Holders of vested options may exercise such options for cash and tender some or all of the Shares issued upon such exercise.

  Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery may be directed to D. F. King & Co., Inc. (the "Information Agent") or Lazard Freres & Co. llc ("Lazard") and J.P. Morgan Securities Inc. ("J.P. Morgan" and together with Lazard, the "Dealer Managers") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

                      BACKGROUND AND PURPOSE OF THE OFFER

                                                                            Page
                                                                            ----
Background of the Offer....................................................   2
Purpose of the Offer.......................................................   4

                                   THE OFFER

 1. Number of Shares; Proration; Extension of Offer........................   4
 2. Tenders by Holders of Fewer Than 100 Shares............................   5
 3. Procedure for Tendering Shares.........................................   6
 4. Withdrawal Rights......................................................   9
 5. Acceptance for Payment of Shares and Payment of Purchase Price.........  10
 6. Certain Conditions of the Offer........................................  11
 7. Price Range of Shares; Cash Dividends..................................  12
 8. Certain Effects of the Offer...........................................  12
 9. Source and Amount of Funds.............................................  13
10. Certain Information Concerning the Company.............................  13
11. Transactions and Agreements Concerning the Shares......................  20
12. Regulatory Approvals...................................................  21
13. Certain Federal Income Tax Consequences................................  21
14. Extension of Tender Period; Termination; Amendments....................  22
15. Fees...................................................................  23
16. Miscellaneous..........................................................  24

Schedule A--Transactions Concerning the Shares of The Limited, Inc.

To the Holders of Common Stock of
The Limited, Inc.:

  The Limited, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender shares of its common stock, $.50 par value per share (such shares, together with all other outstanding shares of common stock of the Company, are herein referred to as the "Shares"), at prices specified by such stockholders, not greater than $55.00 nor less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

  The Company will determine a single per Share price (not greater than $55.00 nor less than $50.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price that will allow it to buy 15,000,000 Shares (or such lesser number as are validly tendered at prices not greater than $55.00 nor less than $50.00 per Share) pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and "odd lot" tenders described below, the Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date (as hereinafter defined). The Purchase Price will be paid net to the seller in cash with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned. Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.

  Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer.

  The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See
Section 6.

  Neither the Company nor the Board of Directors makes any recommendation to any stockholder whether to tender some or all Shares. Leslie H. Wexner, Chairman, President and Chief Executive Officer of the Company, his immediate family members and affiliated entities have agreed not to tender any Shares pursuant to the Offer. See Section 11. The Company has been advised that its other directors and executive officers have not determined whether to tender their Shares pursuant to the Offer. Stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender.

  Stockholders who are participants in the Company's Savings and Retirement Plan (the "Savings and Retirement Plan") may instruct the trustee as set forth in the "Letter from Savings and Retirement Plan Administrative Committee" to tender some or all of the Shares attributed to the participant's account. Stockholders who are participants in the Company's Stock Purchase Plan (the "Stock Purchase Plan") may instruct the agent for the Stock Purchase Plan, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, to tender some or all of the Shares held in the participant's account under the Stock Purchase Plan. In addition, holders of vested but unexercised options under the 1993 Stock Option and Performance Incentive Plan (as amended and restated), the 1987 Stock Option Plan and the 1981 Stock Option Plan (1987 Restatement) (collectively, the "Stock Option Plans") may exercise such options for cash and tender some or all of the Shares issued upon such exercise.

  Stockholders who are participants in the Dividend Reinvestment Plan ("DRP") may tender some or all of the Shares attributed to such stockholder's account under the DRP.

  Stockholders who are participants in employee benefit plans not affiliated with the Company that hold Shares may tender some or all of such Shares as provided herein generally, subject to the provisions of such plans.

  As of March 26, 1999, the Company had issued and outstanding 228,165,712 Shares. In addition, as of such date, an aggregate of approximately 4,282,087 Shares were issuable upon exercise of stock options. The 15,000,000 Shares that the Company is offering to purchase represent approximately 6.6% of the Shares then outstanding (approximately 8.8% excluding the Shares that Mr. Wexner, his family and affiliated entities have agreed not to tender) and approximately 6.5% of the fully diluted Shares outstanding as of such date (approximately 8.7% excluding the Shares that Mr. Wexner, his family and affiliated entities have agreed not to tender). The Shares are listed and principally traded on the New York Stock Exchange, Inc. (the "NYSE"). The Shares are also listed and traded on the London Stock Exchange. On April 30, 1999, the last full day of trading prior to announcement of the Offer, the closing price of the Shares on the NYSE as reported on the Composite Tape was $43 3/4 per Share. See Section 7. Stockholders are urged to obtain a current market quotation for the Shares.

  On May 3, 1999, the Company declared a regular quarterly cash dividend of $0.15 per Share, payable on June 30, 1999 to holders of record as of June 23, 1999. The dividend will not be payable with respect to Shares purchased pursuant to the Offer. In addition, Shares tendered in the Offer will not be entitled to participate in the proposed spinoff of the Company's Limited Too subsidiary, which is currently expected to be effected in July or August of 1999.

                      BACKGROUND AND PURPOSE OF THE OFFER

Background

  Over the past several years, the Company's Board of Directors (the "Board") and senior management have embarked upon a comprehensive review of the Company's organizational structure and operations, with the primary goals of generating maximum value for the Company's stockholders and focusing its resources on its key strategic businesses. To date, the Company has taken a number of actions in furtherance of these goals:

  . the 1995 initial public offering of common stock of Intimate Brands, Inc. ("Intimate Brands"), which consisted of the Company's Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works, Cacique, Penhaligon's and Gryphon businesses, resulting in a gain of approximately $649 million. After this offering, the Company retained approximately 83% of the economic interests in, and approximately 94% of the total voting power of, Intimate Brands

  . the sale in 1995 of the Company's interest in approximately $1.3 billion of credit card accounts receivable owned by World Financial Network National Bank, the Company's credit card bank, resulting in net cash proceeds of approximately $1.2 billion

  . the 1995 sale of a 60% interest in World Financial Network National Bank to an affiliate of Welsh, Carson, Anderson and Stowe VII, L.P. for approximately $135 million in cash

  . a distribution of $1.6 billion of the cash received from the foregoing three transactions to the Company's shareholders through an issuer self tender in March 1996

  . the 1996 initial public offering of the Class A common stock of Abercrombie & Fitch Co. ("A&F" or "Abercrombie & Fitch"), resulting in a gain of approximately $118 million. After this offering, the Company retained approximately 84% of the economic interest in, and approximately 94% of the total voting power of, Abercrombie & Fitch

  . the 1997 public offering of a significant portion of the Company's interest in Brylane, Inc. ("Brylane"), consisting principally of the Lerner and Lane Bryant catalog businesses. In 1998, the Company sold its remaining interest in Brylane for approximately $131 million in cash. These actions followed the 1993 sale by the Company of 60% of its interest in Brylane to an affiliate of Freeman Spogli & Co.

  .  the 1997 sales of the Company's interests in:

    - the Newport Officer Tower in Jersey City, New Jersey to TrizecHahn Office Properties for approximately $159 million in cash, and

    - The Mall at Tuttle Crossing in Columbus, Ohio to a unit of Taubman Centers Inc. for approximately $76 million in cash

  .  the 1997 sale of Intimate Brands' Penhaligon's business

  .  the 1997 closure of Intimate Brands' Cacique business

  . the 1997 decision to streamline the Company's Henri Bendel business. In 1998 the Company closed all of its Henri Bendel locations other than its flagship store in New York City

  . the complete separation of Abercrombie & Fitch from the Company in 1998 through an exchange of shares of the Company's common stock for shares of the Class A common stock of Abercrombie & Fitch owned by the Company, resulting in the acquisition of 47.1 million shares of the Company's common stock from the Company's shareholders

  . the closure of 750 underperforming stores between 1995 and 1998, primarily in women's apparel, excluding the closure of Cacique stores

  In addition, on May 3, 1999, the Company announced two additional transactions:

  . a proposed tax-free spinoff to its stockholders of 100% of the stock of Limited Too, a rapidly growing specialty retailer of apparel, accessories, lifestyle and personal care products for girls 7 to 14 years of age; and

  . a partnership with an affiliate of Freeman Spogli & Co. pursuant to which 60% of the Company's Galyan's Trading Co. business would be acquired by an affiliate of Freeman Spogli & Co. and from which the Company expects to receive total cash proceeds of $190 million (including proceeds from sale-leaseback transactions).

For more information with respect to Limited Too and the proposed spinoff, please refer to the Registration Statement on Form 10 filed by Limited Too with the Securities and Exchange Commission (the "Commission") on May 4, 1999. The Limited Too spinoff is currently expected to occur in July or August of 1999 and the Galyan's transaction, which is subject to financing and other customary conditions, is currently expected to close in June or July 1999.

  For some time, the Board and senior management have been considering possible uses of excess cash generated by the Company's operations and strategic initiatives. After careful consideration, including presentations from financial advisors to the Company, the Board concluded that a significant share repurchase would be the most desirable use for this excess cash. The Board concluded that such a repurchase would demonstrate to the Company's stockholders the Company's confidence in its business, and would be a tax-efficient way to distribute cash to those stockholders who wanted to receive cash for a portion of their Shares.

  In addition, over the past several months, representatives of the Board have conducted discussions with representatives of Mr. Wexner, the Company's Chairman, President and Chief Executive Officer, with respect to the approximately $352 million in cash which the Company is obliged to hold in a separate subsidiary in order to honor its obligations under the Contingent Stock Redemption Agreement (the "Contingent Stock Redemption Agreement"), dated as of January 26, 1996 and amended in July 1996, among the Company, Mr. Wexner and the Wexner Children's Trust (the "Trust"). During the course of those discussions, representatives of Mr. Wexner and the Company discussed the possibility of allowing the Company to use the restricted cash to repurchase shares from the Company's other stockholders. Under this proposal, Mr. Wexner and the Trust would permit the Company to use the restricted cash to repurchase Shares at a premium to their market price and would agree not to participate in such repurchase. Consequently, the Company, Mr. Wexner and the Trust would agree to rescind the Contingent Stock Redemption Agreement. The terms of the Contingent Stock Redemption Agreement are summarized in the Company's 1999 Proxy Statement and a copy of the Agreement has been filed with the Commission as an exhibit to the Company's Annual Report on Form 10-K for its 1996 fiscal year, and may be obtained in the manner described in Section 10.

  On various occasions, the Board and the Finance Committee of the Board have considered aspects of the Contingent Stock Redemption Agreement. With the advice of Lazard Freres & Co. llc, the Company's financial advisor with respect to this matter, and Davis Polk & Wardwell, its legal advisor, the Board concluded that, although the Company's rights under the Contingent Stock Redemption Agreement (which are not exercisable until July 31, 2006) were potentially of future benefit to the Company's stockholders other than Mr. Wexner, the opportunity for the Company to use the approximately $352 million in restricted cash to repurchase Shares at a premium represented a greater immediate, tangible benefit to the Company's public stockholders, and was therefore in their best overall interests. In addition, the Board recognized that certain other corporate objectives would be facilitated by rescinding the Contingent Stock Redemption Agreement. As such, on April 30, 1999, the Board voted to rescind the Contingent Stock Redemption Agreement, provided that (1) the approximately $352 million in restricted cash would be made available to be used for the purposes of this Offer, (2) Mr. Wexner, affiliated entities and members of Mr. Wexner's immediate family would agree not to tender any Shares in the Offer and (3) certain other conditions were satisfied. On May 3, 1999, a special committee of the Board approved the terms of an agreement (the "Rescission Agreement") implementing the foregoing matters and the Rescission Agreement was entered into.

Purpose of the Offer

  The Offer is an integral part of the Company's ongoing strategy of allowing the Company to focus on its key businesses and maximizing stockholder value. The purpose of the Offer is to allow those stockholders desiring to receive cash for a portion of their Shares an opportunity to do so at a premium over the recent trading prices for the Shares. While the Board continues to believe that the Shares represent an attractive investment for its continuing stockholders, the Offer presents stockholders who may wish to receive an immediate cash premium for their Shares with an opportunity to realize such premium by tendering Shares in the Offer.

                                   THE OFFER

1. Number of Shares; Proration; Extension of Offer.

  Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 15,000,000 Shares (or such greater number of Shares as the Company, in its sole discretion, may elect to purchase pursuant to the Offer) that are validly tendered and not withdrawn prior to the Expiration Date at a price (determined in the manner set forth below) not greater than $55.00 nor less than $50.00 per Share. The later of 12:00 midnight, New York City time, on Tuesday, June 1, 1999, or the latest time and date to which the Offer is extended, is referred to herein as the "Expiration Date". For a description of the Company's right to extend the period of time during which the offer is open or to delay, terminate or amend the offer, see Section 14. Only Shares validly tendered and not withdrawn prior to the Expiration Date will be eligible for purchase. If the Offer is oversubscribed as described below, only Shares validly tendered at or below the Purchase Price prior to the Expiration Date will be eligible for proration.

  The Company will determine the Purchase Price taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price that will allow it to purchase 15,000,000 Shares (or such lesser number as are validly tendered at prices not greater than $55.00 nor less than $50.00 per Share) pursuant to the Offer. The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6. The Company reserves the right to purchase more than 15,000,000 Shares pursuant to the Offer, but does not currently plan to do so.

  In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender Shares must specify the price (not greater than $55.00 nor less than $50.00 per Share) at which such stockholder is willing to have the Company purchase such Shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not greater than $55.00 nor less than $50.00 per Share) that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

  If not more than 15,000,000 Shares (or such greater number of Shares as the Company, in its sole discretion, may elect to purchase pursuant to the Offer) are validly tendered and not withdrawn prior to the Expiration Date, the Company will purchase all such Shares.

  If more than 15,000,000 Shares (or such greater number of Shares as the Company, in its sole discretion, may elect to purchase pursuant to the Offer) have been validly tendered and not withdrawn prior to the Expiration Date, the Company will purchase up to a maximum of 15,000,000 Shares (or any such greater number designated by the Company), upon the terms and subject to the conditions of the Offer, in the following order of priority:

    (a) all Shares validly tendered and not withdrawn prior to the Expiration Date by any stockholder who owned beneficially an aggregate of fewer than 100 Shares as of the close of business on May 3, 1999 and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery (see
  Section 2); and

    (b) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

  The Company does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately five NYSE trading days after the Expiration Date, if proration of tendered Shares is required, because of the difficulty in determining the number of Shares validly tendered (including Shares tendered pursuant to the guaranteed delivery procedure described in Section 3) and not withdrawn prior to the Expiration Date and as a result of the "odd lot" procedure described in Section 2. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer Managers or the Information Agent and may also be able to obtain such information from their brokers.

  The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. See Section 14. There can be no assurance, however, that the Company will exercise its right to extend the Offer. If the Company decides, in its sole discretion, to increase (except for any increase not in excess of 2% of the outstanding Shares) or decrease the number of Shares being sought or to increase or decrease the consideration offered in the Offer to holders of Shares and, at the time that notice of such increase or decrease is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten-business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. Tenders by Holders of Fewer Than 100 Shares.

  All Shares validly tendered at or below the Purchase Price and not withdrawn by or on behalf of persons who beneficially owned an aggregate of fewer than 100 Shares as of the close of business on May 3, 1999 will be accepted before proration, if any, of the purchase of other tendered Shares. See Section 1. Partial tenders will not qualify for this preference, nor is it available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a stockholder owning beneficially fewer than 100 Shares will avoid the payment of brokerage commissions and any applicable odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange.

  As of April 29, 1999 (disregarding Shares held in the Company's Savings and Retirement Plan), approximately 572,488 Shares were held of record by holders holding fewer than 100 Shares each. Because of the large number of Shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any stockholder wishing to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

3. Procedure for Tendering Shares.

  Proper Tender of Shares. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary, including an Agent's Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

  Notwithstanding any other provisions hereof, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility, as defined below), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent's Message in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

  IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A STOCKHOLDER MUST EITHER (A) CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION" OR (B) CHECK ONE OF THE BOXES IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER".

  A STOCKHOLDER WHO WISHES TO MAXIMIZE THE CHANCE THAT HIS OR HER SHARES WILL BE PURCHASED AT THE RELEVANT PURCHASE PRICE SHOULD CHECK THE BOX ON THE RELEVANT LETTER OF TRANSMITTAL MARKED, "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION". NOTE THAT THIS ELECTION COULD RESULT IN SUCH STOCKHOLDER'S SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $50.00 PER SHARE. A STOCKHOLDER WHO WISHES TO INDICATE A SPECIFIC PRICE (IN MULTIPLES OF $0.125) AT WHICH SUCH STOCKHOLDER'S SHARES ARE BEING TENDERED MUST CHECK A BOX UNDER THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER" ON THE LETTER OF TRANSMITTAL IN THE TABLE LABELED "PRICE (IN DOLLARS) PER SHARE AT WHICH

SHARES ARE BEING TENDERED". A STOCKHOLDER WHO WISHES TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SUCH SHARES ARE BEING TENDERED. THE SAME SHARES CANNOT BE TENDERED AT MORE THAN ONE PRICE.

  A TENDER OF SHARES WILL BE PROPER IF, AND ONLY IF, ON THE APPROPRIATE LETTER OF TRANSMITTAL EITHER THE BOX IN THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION" OR ONE OF THE BOXES IN THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDERS" IS CHECKED.

  Book Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (referred to as the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

  Method of Delivery. The method of delivery of all documents, including Share certificates, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

  Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 7 of the Letter of Transmittal.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or such shareholder cannot complete the procedure for delivery by book-entry on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

  (i) such tender is made by or through an Eligible Institution;

  (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company is received by the Depositary (as provided below) by the Expiration Date; and

  (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee, or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

  Employee Plans. Participants in the Company's Savings and Retirement Plan who wish to have the Trustee of such Plan tender Shares attributable to their accounts should so indicate by completing, executing and returning to such Trustee the election form included in the notice sent to such participants. Participants in the Company's Stock Purchase Plan who wish to have the Agent for such Plan tender Shares attributable to their accounts should so indicate by following the instructions included in the notice sent to such participants. Holders of vested but unexercised options may exercise such options for cash in accordance with the terms of the Stock Option Plans and tender the Shares received upon such exercise in accordance with the Offer. See "Proper Tender of Shares" above. The participants in the Stock Purchase Plan or the Savings and Retirement Plan may not use the Letter of Transmittal to direct the tender of the Shares. Participants in the Savings and Retirement Plan must use the separate election form sent to them, whereas participants in the Stock Purchase Plan must forward their instructions to Merrill Lynch, Pierce, Fenner & Smith, Incorporated, the agent under the Stock Purchase Plan. Plan participants are urged to read the separate election form and related materials carefully. See Instruction 13 of the Letter of Transmittal.

  Dividend Reinvestment Plan. Stockholders who are participants in the DRP who wish to tender some or all of the Shares attributable to their accounts may do so by so indicating on the Letter of Transmittal and by following the procedures outlined above under "Proper Tender of Shares".

  Other Benefit Plans. Stockholders who are participants in employee benefit plans not affiliated with the Company that hold Shares may tender some or all of such Shares as provided herein generally, subject to the provisions of such plans. To the extent required under any such plan, participants will receive separate instructions to be followed in connection with any tender.

  Federal Income Tax Withholding. Under the federal income tax backup withholding rules, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct or an exemption otherwise applies under applicable regulations. Therefore, unless such an exception exists and is proven in a manner satisfactory to the Depositary, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that stockholder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status. Such statements can be obtained from the Depositary. See Instruction 10 of the Letter of Transmittal.

  ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE
SECTION 13.

  Gross proceeds payable pursuant to the Offer to a foreign stockholder or his or her agent will be subject to withholding of federal income tax at a rate of 30%, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The Company will determine the applicable rate of withholding by reference to a stockholder's address, unless the facts and circumstances indicate such reliance is not warranted or if applicable law (for example, an applicable tax treaty or Treasury regulations thereunder) requires some other method for determining a stockholder's residence. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the "complete redemption", "substantially disproportionate" or "not essentially equivalent to a dividend" tests described in Section 13, or if such stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and the Company withheld at a higher rate. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly executed statement claiming such exemption. Such statements can be obtained from the Depositary. See Instruction 10 of the Letter of Transmittal. Foreign stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

  Tender Constitutes An Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer and an agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

  It is a violation of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a person, directly or indirectly, to tender Shares for his own account unless the person so tendering (i) has a net long position equal to or greater than the number of (x) Shares tendered or
(y) other securities immediately convertible into, or exercisable or exchangeable for, the number of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and
(ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4.

  Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the Purchase Price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form, or the acceptance of which or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of particular Shares, and the Company's interpretation of the terms of the Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights.

  Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 2, 1999 unless previously accepted for payment as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.

  To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Acceptance for Payment of Shares and Payment of Purchase Price.

  Upon the terms and subject to the conditions of the Offer, and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into account the number of Shares tendered and the prices specified by tendering stockholders, and will (subject to the proration and "odd lot" provisions of the Offer) accept for payment (and thereby purchase) and pay for Shares validly tendered at or below the Purchase Price and not withdrawn as permitted in Section 4. As soon as practicable following the determination of the Purchase Price, the Company will announce the Purchase Price it will pay for tendered Shares. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) (or an Agent's Message in connection with a book-entry transfer) and any other required documents.

  For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to the proration and "odd lot" provisions of the Offer, Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by depositing the Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders by the Company by reason of any delay in making such payment.

  Certificates for all Shares not purchased will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility) as soon as practicable without expense to the tendering stockholder. The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer, except as set forth in Instruction 8 of the Letter of Transmittal.

  Payment for Shares may be delayed in the event of difficulty in determining the number of Shares validly tendered or if proration is required. See Section
1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

  As provided in Rules 13e-4(f)(4) and (8)(ii) under the Exchange Act, the Company will pay the same amount per Share for each Share purchased pursuant to the Offer.

6. Certain Conditions of the Offer.

  Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares) the acceptance for payment of, and payment for, Shares tendered, if at any time on or after May 4, 1999 and on or before the Expiration Date any of the following shall have occurred (or shall have been determined in the judgment of the Company to have occurred) and, in the judgment of the Company, in any such case and regardless of the circumstances (including any action or omission to act by the Company) giving rise to such condition, such event makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

    (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal which directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or (ii) in the Company's judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

    (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal which, in the Company's judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer;
  (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or
  (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Company's judgment, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the judgment of the Company, have a material adverse effect on the Company's business, condition (financial or other), income, operations or prospects or the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or
  (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10 percent measured from the close of business on May 3, 1999;

    (d) (i) the Company shall have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or acquisition proposal, disposition of assets other than in the ordinary course of business or (ii) any tender or exchange offer with respect to some or all of the Shares (other than this Offer) shall have been commenced;

    (e) any change shall occur or be threatened in the business, condition (financial or other), income, operations, Share ownership or prospects of the Company and its subsidiaries, taken as a whole, which, in the judgment of the Company, is or may be material to the Company or its subsidiaries; or

    (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a
  Schedule 13D or 13G (or an amendment thereto) on file with the Commission prior to May 3, 1999); (ii) any person, entity or group which had filed with the Commission on or before May 3, 1999 a Schedule 13G or a Schedule 13D with respect to the Shares shall have acquired, or proposed to acquire, beneficial ownership of additional Shares constituting more than 2% of the outstanding Shares; or (iii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares (options for and other rights to acquire Shares which are acquired or proposed to be acquired being deemed for purposes of this clause (f) to be immediately exercisable or convertible).

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

7. Price Range of Shares; Cash Dividends.

  The Shares are listed and principally traded on the NYSE. The following table sets forth the high and low closing prices of the Shares as reported on the Composite Tape, and dividends paid per Share, for the fiscal periods indicated:

      Fiscal Quarter                                High     Low       Dividends
      --------------                                ----     ----      ---------
      1997
        First...................................... $20 1/8  $ 17        $0.12
        Second..................................... $22 5/16 $18 5/8     $0.12
        Third...................................... $25 1/2  $21 3/8     $0.12
        Fourth..................................... $27 1/4  $23 9/16    $0.12
      1998:
        First...................................... $33 7/8  $27 1/8     $0.13
        Second..................................... $36 1/4  $26 13/16   $0.13
        Third...................................... $27 3/16 $ 21        $0.13
        Fourth..................................... $34 1/8  $25 5/16    $0.13
      1999:
        First...................................... $43 3/4  $34 1/4     $0.15
        Second (May 3, 1999)....................... $44 5/8  $44 5/8       --

  On May 3, 1999, the Company declared a regular quarterly cash dividend of $0.15 per Share, payable on June 30, 1999 to holders of record as of June 23, 1999. The dividend will not be payable with respect to Shares purchased pursuant to the Offer.

  On April 30, 1999, the last full day of trading prior to the announcement of the Offer, the closing price of the Shares on the NYSE as reported on the Composite Tape was $43 3/4 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

8. Certain Effects of the Offer.

  As of March 26, 1999, the Company had issued and outstanding 228,165,712 Shares. The 15,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 6.6% of the Shares outstanding as of that date. The Company does not believe that the purchase of Shares pursuant to the Offer will result in delisting of the Shares on the NYSE or termination of registration of the Shares under the Exchange Act.

  If the Company should decide to purchase any of its Shares in the future, any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. Rule 13e-4 under the Exchange Act, however, prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date.

  The Trust, Leslie H. Wexner, Chairman, President and Chief Executive Officer of the Company, certain members of Mr. Wexner's immediate family and certain affiliated entities currently beneficially own in the aggregate approximately 25.8% of the outstanding Shares. Pursuant to the Rescission Agreement, they have agreed not to tender any such Shares in the Offer. See Section 11. Assuming the purchase of 15,000,000 Shares by the Company pursuant to the Offer, the Trust, Mr. Wexner, certain members of his immediate family and certain affiliated entities would beneficially own approximately 27.5% of the outstanding Shares.

  The Company currently intends to cancel and retire Shares purchased pursuant to the Offer. Such Shares will return to the status of authorized and unissued Shares.

  The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for purposes of the Federal Reserve Board's margin regulations.

  Schedule A hereto describes transactions effected by the Company or by individuals who are directors or executive officers of the Company during the 40 business days prior to the date hereof.

  Neither the Company nor the Board of Directors makes any recommendation to any stockholder whether to tender some or all Shares. Leslie H. Wexner, Chairman, President and Chief Executive Officer of the Company, his immediate family members and affiliated entities to have agreed not to tender any Shares pursuant to the Offer. See Section 11. The Company has been advised that its other directors and executive officers have not determined whether to tender their Shares pursuant to the Offer. Stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender.

  Shares tendered in the Offer will not be entitled to receive the dividend of $0.15 per Share declared on May 3, 1999 to stockholders of record on June 23, 1999, nor will they be entitled to participate in the Limited Too spinoff, described above in "Background and Purpose of the Offer".

9. Source and Amount of Funds.

  Assuming that the Company purchases 15,000,000 Shares pursuant to the Offer at a price of $55.00 per Share, the Company estimates that the total amount required by the Company to purchase such Shares and pay related fees and expenses will be approximately $830 million. The Company expects to pay for the Shares purchased pursuant to the Offer with the approximately $352 million in funds made available by the rescission of the Contingent Stock Redemption Agreement and with other available funds. At April 3, 1999, the Company's other cash, cash equivalents and temporary investments, net of commercial paper borrowings, aggregated approximately $661 million.

10. Certain Information Concerning the Company.

  The Company is principally engaged in the purchase, distribution and sale of women's, men's and children's apparel, women's intimate apparel, personal care products and a wide variety of sporting goods. The Company operates an integrated distribution system which supports the Company's retail activities. These activities are conducted under various trade names primarily through the retail stores and catalogue business of the Company. Merchandise is targeted to appeal to customers in various market segments that have distinctive consumer characteristics.

  As of January 30, 1999, the Company conducted its business in two primary segments: (1) the Apparel segment, which derives its revenues from sales of women's, men's and children's apparel; and (2) Intimate Brands, Inc. (a corporation in which the Company holds an 84.5% interest) which derives its revenues from sales of women's intimate and other apparel, and personal care products and accessories. At April 3, 1999, either directly or through its subsidiaries, the Company operated approximately 5,360 stores in the United States under a variety of brand names, including "Limited", "Express", "Henri Bendel", "Victoria's Secret", "Lerner New York", "Lane Bryant", "Structure", "Limited Too", "Bath & Body Works" and "Galyan's Trading Co."

  The Company was reincorporated under the laws of the State of Delaware in 1982, and its principal executive offices are located at Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43230. The Company's telephone number is (614) 415-7000.

  Summary Historical Financial Information. Set forth below is certain consolidated historical financial information of the Company and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended January 30, 1999 (the "Company's 1998 Annual Report"), and other information and data contained in the Company's 1998 Annual Report. More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under "Additional Information About the Company".

                      THE LIMITED, INC. AND SUBSIDIARIES

                   Summary Historical Financial Information
          (In thousands, except per share data and financial ratios)

                                 Year Ended
                            ------------------------
                             January       January
                             30, 1999      31, 1998
                            ----------    ----------
Condensed Consolidated
 Statements of Income:
Net sales.................  $9,346,911    $9,188,804
Operating income..........   2,437,473(4)    480,099(5)
Net income................   2,053,646(6)    217,390(7)
Net income per share:
  Basic...................        8.52          0.80
  Diluted.................        8.32(6)       0.79(7)
Weighted average number of
 shares outstanding:
  Basic...................     240,907       271,898
  Diluted.................     246,319       274,483
Ratio of earnings to fixed
 charges (1)..............        8.99(6)       2.44(7)
Condensed Consolidated
 Balance Sheets:
Assets
  Total current assets....  $2,318,184    $2,031,151
  Total assets............   4,549,708     4,300,761
  Total assets less
   intangible assets (2)..   4,331,896     4,172,381
Liabilities and
 Shareholders' Equity
  Total current
   liabilities............  $1,247,935    $1,093,412
  Long-term debt..........     550,000       650,000
  Total liabilities.......   2,316,405     2,255,804
  Shareholders' equity....   2,233,303     2,044,957
  Book value per share
   outstanding (3)........        9.86          7.50
  Shares outstanding at
   end of period..........     226,572       272,800

--------
(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of pretax income excluding minority interests plus fixed charges consisting of interest and the portion of minimum rent considered representative of interest.

(2) Intangible assets include: unamortized catalogue costs, goodwill, trademarks and non-compete agreements.

(3) Book value per share outstanding is based upon actual shares outstanding net of shares held in treasury and does not include the dilutive effect of stock options and restricted stock.

(4) Includes $1.740 billion in special and nonrecurring items comprised of the following:
  . $1.651 billion tax-free gain related to the exchange offer that established A&F as an independent company.
  . $93.7 million gain from the sale of the Company's remaining interest in Brylane.
  . $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores.

(5) Includes $213 million in special and nonrecurring charges comprised of the following:
  . $68 million in charges for the closing of the 118-store Cacique business effective January 31, 1998.
  . $82 million in charges related to streamlining the Henri Bendel business.
  . $86 million of impaired asset charges, related principally to the women's apparel businesses.
  . A $28 million provision for closing and downsizing oversized stores and a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.
  . These charges were partially offset by a third quarter net gain of $62.8 million related principally to the Company's sale of approximately one-half of its investment in Brylane.

  In addition, the Company recognized a $13 million cost of sales charge for inventory liquidation at Henri Bendel.

(6) Includes special and nonrecurring items of $1.740 billion (see 4 above) and includes A&F results through the date of the split-off. Excluding these items and adjusting for the A&F split-off as if it had occurred in the beginning of 1998, net income would have been $342.3 million, net income per share would have been $1.46, and the ratio of earnings to fixed charges would have been 3.29.

(7) Includes special and nonrecurring items of $213 million and a $13 million cost of sales charge for inventory liquidation (see 5 above) and an $8.6 million gain in connection with the Brylane initial public offering. Excluding these items and adjusting for the A&F split-off as if it had occurred at the beginning of 1997, net income would have been $298.4 million, net income per share would have been $1.31, and the ratio of earnings to fixed charges would have been 3.07.

 Recent Developments

  The Company announced on May 3, 1999 that it expects to report April total sales of $639.9 million, an increase in comparable store sales of 5% and first quarter earnings per Share of $.14, an increase of 56% over an adjusted $.09 per Share in 1998. This represents a significant increase over the current Wall Street consensus estimate of $.10 per Share, and is primarily the result of strong first quarter performances at the Express, Lerner New York, Lane Bryant and Limited Too brands, as well as at Intimate Brands.

  Additionally, the Company announced on May 3, 1999 that, due to the momentum in its apparel brands, it expects to exceed the current second quarter Wall Street consensus estimate of $.15 per share by $.03.

Pro Forma Financial Information

  Set forth below is certain unaudited pro forma consolidated financial information of the Company and its subsidiaries based on historical information which has been adjusted to reflect (i) the consummation of the Limited Too spinoff and the related transactions described in the Notes to Summary Unaudited Pro Forma Financial Information and (ii) the purchase of 15,000,000 Shares at an assumed price of $55.00 per Share pursuant to the Offer and the related transactions described in the Notes to Summary Unaudited Pro Forma Financial Information. In addition, such information reflects the reclassification of approximately $352 million of restricted cash as a result of the rescission of the Contingent Stock Redemption Agreement. The Summary Unaudited Pro Forma Consolidated Statement of Income gives effect to the above transactions as if they occurred on February 1, 1998 and the Summary Unaudited Pro Forma Consolidated Balance Sheet gives effect to the transactions as if they occurred on January 30, 1999. The assumptions on which the pro forma financial information is based are further described in the Notes to Summary Unaudited Pro Forma Financial Information. Management of the Company believes that the assumptions used provide a reasonable basis on which to present the Summary Unaudited Pro Forma Financial Statements. The pro forma financial information does not purport to be indicative of the results which would actually have been achieved if the Offer and the Limited Too spinoff and related transactions had been completed as of such dates or which may be achieved in the future. The pro forma financial information should be read in conjunction with the accompanying notes thereto and the consolidated financial statements and related notes set forth in the Company's 1998 Annual Report, as well as the summary historical financial information set forth above.

                      THE LIMITED, INC. AND SUBSIDIARIES

         Summary Unaudited Pro Forma Consolidated Statement of Income
          (In thousands, except per share data and financial ratios)

                                                                                              Pro Forma
                          Year Ended       Limited               Limited Too                 Year Ended
                          January 30,        Too                 Transaction     Tender      January 30,
                             1999          Spinoff    Subtotal      Costs        Offer          1999
                          -----------     ---------  ----------  -----------    --------     -----------
Net sales...............  $ 9,346,911     $ 376,943  $8,969,968                              $ 8,969,968
Costs of goods sold,
 occupancy and buying
 costs..................   (6,348,945)     (251,531) (6,097,414)                              (6,097,414)
                          -----------     ---------  ----------                              -----------
Gross income............    2,997,966       125,412   2,872,554                                2,872,554
General, administrative
 and store operating
 expenses...............   (2,300,523)      (96,956) (2,203,567)                              (2,203,567)
Special and nonrecurring
 items, net.............    1,740,030                 1,740,030   $(10,000)(a)                 1,730,030
                          -----------     ---------  ----------   --------                   -----------
Operating income........    2,437,473        28,456   2,409,017    (10,000)                    2,399,017
 Interest expense.......      (68,528)                  (68,528)                $ (3,500)(c)     (72,028)
 Other income, net......       59,265                    59,265                  (27,000)(d)      32,265
 Minority interest .....      (64,564)                  (64,564)                                 (64,564)
                          -----------     ---------  ----------   --------      --------     -----------
Income before income
 taxes..................    2,363,646        28,456   2,335,190    (10,000)      (30,500)      2,294,690
Provision for income
 taxes..................     (310,000)      (11,400)   (298,600)     4,000 (b)    12,200 (e)    (282,400)
                          -----------     ---------  ----------   --------      --------     -----------
Net income (1)..........  $ 2,053,646 (3) $  17,056  $2,036,590   $ (6,000)     $(18,300)    $ 2,012,290 (g)
                          ===========     =========  ==========   ========      ========     ===========
Net income per share:
 Basic..................  $      8.52                                                        $      8.91
                          ===========                                                        ===========
 Diluted................  $      8.32 (3)                                                    $      8.68 (g)
                          ===========                                                        ===========
Weighted average number
 of shares outstanding:
 Basic..................      240,907                   240,907                  (15,000)(f)     225,907
                          ===========                ==========                 ========     ===========
 Diluted................      246,319                   246,319                  (15,000)(f)     231,319
                          ===========                ==========                 ========     ===========
Ratio of earnings to
 fixed charges (2)......        8.99 (3)                                                            9.08 (g)
                          ===========                                                        ===========

--------
(1) Includes $1.740 billion in special and nonrecurring items comprised of the following:
  .$1.651 billion tax-free gain related to the exchange offer that established A&F as an independent company.
  . $93.7 million gain from the sale of the Company's remaining interest in Brylane.
  . $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores.
(2) For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of pre-tax income excluding minority interests plus fixed charges consisting of interest and the portion of minimum rent considered representative of interest.
(3) Includes special and nonrecurring items of $1.740 billion (see 1 above) and includes A&F results through the date of the split-off. Excluding these items and adjusting for the A&F split-off as if it had occurred at the beginning of 1998, net income would have been $342.4 million, net income per share would have been $1.46, and the ratio of earnings to fixed charges would have been $3.29.

  The accompanying notes are an integral part of the Summary Unaudited Pro Forma Consolidated Financial Statements.

                      THE LIMITED, INC. AND SUBSIDIARIES

            Summary Unaudited Pro Forma Consolidated Balance Sheet
                     (In thousands, except per share data)

                                         Limited Too
                                         Transactions                  Limited Too                   Pro Forma
                          January 30, ---------------------            Transaction     Tender       January 30,
                             1999      Debt      Spinoff(b)  Subtotal     Costs         Offer          1999
                          ----------- -------    ---------- ---------- -----------    ---------     -----------
Assets
Current assets
 Cash and equivalents...  $  870,317  $50,000(a)  $   987   $  919,330  $(10,000)(c)  $ 351,600 (d) $  429,930
                                                                                       (825,000)(e)
                                                                                         (6,000)(f)
 Accounts receivable....      77,715                1,440       76,275                                  76,275
 Inventories............   1,119,670               27,565    1,092,105                               1,092,105
 Store supplies.........      98,797                5,237       93,560                                  93,560
 Other..................     151,685                  582      151,103                                 151,103
                          ----------  -------     -------   ----------  --------      ---------     ----------
Total current assets....   2,318,184   50,000      35,811    2,332,373   (10,000)      (479,400)     1,842,973
Property and equipment,
 net....................   1,361,761               44,894    1,316,867                               1,316,867
Restricted cash.........     351,600                           351,600                 (351,600)(d)        --
Deferred income taxes...      48,782                6,313       42,469                                  42,469
Other assets............     469,381    1,250       1,250      469,381                                 469,381
                          ----------  -------     -------   ----------  --------      ---------     ----------
Total Assets............  $4,549,708  $51,250     $88,268   $4,512,690  $(10,000)     $(831,000)    $3,671,690(1)
                          ==========  =======     =======   ==========  ========      =========     ==========
Liabilities and
 Shareholders' Equity
Current liabilities
 Accounts payable.......  $  289,947              $ 3,108   $  286,839                              $  286,839
 Current portion of
  long-term debt........     100,000                           100,000                                 100,000
 Borrowings under
  revolving credit
  agreement.............         --     1,250       1,250          --                                      --
 Accrued expenses.......     681,515               22,377      659,138                                 659,138
 Income taxes...........     176,473                8,932      167,541                                 167,541
                          ----------  -------     -------   ----------                              ----------
Total current
 liabilities............   1,247,935    1,250      35,667    1,213,518                               1,213,518
Long-term debt..........     550,000   50,000(a)   50,000      550,000                                 550,000
Other long-term
 liabilities............      56,010                1,501       54,509                                  54,509
Minority interest.......     110,860                           110,860                                 110,860
Contingent stock
 redemption agreement...     351,600                           351,600                 (351,600)(d)        --
Total shareholders'
 equity.................   2,233,303                1,100    2,232,203   (10,000)(c)    351,600 (d)  1,742,803
                                                                                       (825,000)(e)
                                                                                         (6,000)(f)
                          ----------  -------     -------   ----------  --------      ---------     ----------
Total Liabilities and
 Shareholders' Equity...  $4,549,708  $51,250     $88,268   $4,512,690  $(10,000)     $(831,000)    $3,671,690
                          ==========  =======     =======   ==========  ========      =========     ==========
Shares outstanding at
 end of period..........     226,572                           226,572                  (15,000)(g)    211,572
Book value per share
 outstanding (2)........  $     9.86                                                                $     8.24

--------
(1) Total assets less intangible assets on a pro forma basis are $3,453,878.
(2) Book value per share outstanding is based upon actual shares outstanding net of shares held in treasury and does not include the dilutive effect of stock options and restricted stock.

  The accompanying notes are an integral part of the Summary Unaudited Pro Forma Consolidated Financial Statements.

          NOTES TO SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. Basis of Presentation

  The following summary of pro forma adjustments is based on available information and various estimates and assumptions. Management of the Company believes that these assumptions provide a reasonable basis for presenting all of the significant effects of the following transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

  The summary unaudited pro forma financial information gives effect to the transactions described below:

  . Limited Too's financing proceeds of approximately $51 million, which will be used to pay a dividend of $50 million to the Company and $1.25 million in financing fees to the lenders, and the spinoff of Limited Too to the stockholders of the Company (together, the "Limited Too Transactions").

  . The purchase of 15,000,000 Shares of the Company at an assumed price of $55 per Share for a total of $825 million.

  . The rescission of the Contingent Stock Redemption Agreement, resulting in a reclassification of restricted cash of $351.6 million to general cash and reclassification of temporary equity (the caption "Contingent stock redemption agreement" in the balance sheet) to permanent equity.

  The historical information has been adjusted to give effect to the above transactions and assumptions to the extent not reflected in the historical financial statements. The Summary Unaudited Pro Forma Consolidated Statement of Income gives effect to the above transactions as if they occurred on February 1, 1998 and the Summary Unaudited Pro Forma Consolidated Balance Sheet gives effect to the transactions as if they occurred on January 30, 1999.

2. Pro Forma Consolidated Statement of Income

  (a) To reflect estimated transaction costs incurred in connection with the spinoff of Limited Too.

  (b) To reflect the tax effect of the transaction costs at an estimated effective tax rate of 40%.

  (c) To reflect estimated interest expense on additional short-term borrowings the Company would have incurred in 1998 if the Offer had been completed on February 1, 1998. Estimated interest expense was calculated using a borrowing rate of 5.6% based upon rates available to the Company during the period. A 1/2 percentage point change in the borrowing rate would change interest by approximately $300,000.

  (d) To eliminate approximately $18.3 million interest income earned on restricted cash of $351.6 million, set aside for the Contingent Stock Redemption Agreement, and approximately $8.7 million interest income, at an investment rate of 4.8%, on general cash. A 1/2 percentage point change in the investment rate would change interest income by approximately $900,000. The cash from the Contingent Stock Redemption Agreement and general cash is assumed to be used to partially fund the Offer.

  (e) To reflect the tax effect of the pro forma interest adjustments at an estimated effective tax rate of 40%.

  (f) To reflect the assumed number of shares purchased.

  (g) Includes special and nonrecurring items of $1.740 billion and includes A&F results through the date of the split-off. Excluding these items and adjusting for the A&F split-off as if it had occurred at the beginning of 1998, pro forma net income would have been $301 million, net income per share would have been $1.37, and the ratio of earnings to fixed charges would have been 3.10.

3. Pro Forma Consolidated Balance Sheet

  (a) To reflect approximately $51 million of debt expected to be incurred by Limited Too shortly before the date of the spinoff. Proceeds will be used to pay a $50 million dividend to the Company and $1.25 million in financing fees to the lender. The debt incurred will be part of Limited Too's capital structure after the spinoff.

  (b) To reflect the spinoff of Limited Too to the stockholders of the Company. The spinoff is recorded at historical cost as a dividend to the Company's stockholders. Prior to the spinoff, Limited Too is expected to incur approximately $51 million of debt, the proceeds of which will be used to pay a $50 million dividend to the Company and $1.25 million in financing fees to the lender.

  (c) To reflect estimated transaction costs paid in connection with the spinoff of Limited Too.

  (d) To reflect the rescission of the Contingent Stock Redemption Agreement, resulting in a reclassification of restricted cash to general cash and reclassification of temporary equity (the caption "Contingent stock redemption agreement" in the balance sheet) to permanent equity, making available restricted cash of $351.6 million.

  (e) To reflect the use of cash to purchase Shares under the Offer.

  (f) To reflect estimated transaction costs paid in connection with the Offer.

  (g) To reflect the assumed number of Shares purchased.

  Plans and Proposals. Except as disclosed in this Offer to Purchase, the Company has no other agreements or understandings as to either divestitures or acquisitions that would be material to the Company and does not have any plans or proposals which related to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend policy, indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being terminated from quotation on the NYSE; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to
Section 15(d) of the Exchange Act.

  Additional Information About the Company. The Company's 1998 Annual Report and its Proxy Statement with respect to its 1998 annual meeting have been filed with the Commission. Copies of such documents may be obtained from Investor Relations at The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43230, telephone (614) 415-6400.

  The Company is subject to the informational filing requirements of the Exchange Act, and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial statements and other matters. Certain information as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the Commission. Such reports, as well as such other material, may be inspected and copies obtained at prescribed rates at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Company has also filed with the Commission a statement on Schedule 13E-4 that contains additional information with respect to the Offer. Such Schedule and certain amendments thereto may be examined and copies may be obtained at the same places and in the same manner as set forth above (except that such Schedule may not be available in the regional offices of the Commission). In addition, material filed by the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  Safe Harbor Statement Under The Private Securities Litigation Reform Act Of 1995: All forward-looking statements made by the Company (including, without limitation, in Section 10 hereof) involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described herein and in the Company's filings with the Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

11. Transactions and Agreements Concerning the Shares.

  Except with respect to the Rescission Agreement (described below) and except as set forth in Schedule A hereto, neither the Company nor, to its knowledge, any of its subsidiaries, executive officers or directors or any associate of any such officer or director has engaged in any transactions involving the Shares during the 40 business days preceding the date hereof. Except with respect to the Rescission Agreement, neither the Company nor, to its knowledge, any of its executive officers or directors is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with any other person with respect to the Shares.

 Rescission of the Contingent Stock Redemption Agreement.

  For the reasons outlined above under "Background and Purpose of the Offer", on May 3, 1999, the Company entered into an agreement with Mr. Wexner and the Trust (the "Rescission Agreement") rescinding the Contingent Stock Redemption Agreement, releasing the approximately $352 million of restricted funds thereunder and enabling the Company to discontinue the credit support arrangements relating to its obligations under the Contingent Stock Redemption Agreement. Pursuant to the Rescission Agreement, Mr. Wexner, affiliated entities and members of Mr. Wexner's immediate family have agreed not to tender any Shares pursuant to the Offer and have represented that they have no current plan or intention to sell or otherwise dispose of any Shares or stock in Limited Too after the Limited Too spinoff.

12. Regulatory Approvals.

  The Company is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer or of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

13. Certain Federal Income Tax Consequences.

  The following describes the material United States federal tax consequences relevant to the Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

  This discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a straddle). In particular, different rules may apply to Shares acquired as compensation (including Shares acquired upon the exercise of options, the vesting of restricted Shares or Shares held by the Trustee of the Company's Savings and Retirement Plan). This discussion does not address the state, local or foreign tax consequences of participating in the Offer. Holders of Shares should consult their tax advisors as to the particular consequences to them of participation in the Offer.

  As used herein, a "Holder" means a beneficial holder of Shares that is a citizen or resident of the United States, a corporation or a partnership created or organized under the laws of the United States or any State thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  Non-Participation in the Offer. Holders of Shares who do not participate in the Offer will not incur any tax liability as a result of the consummation of the Offer.

  Exchange of Shares Pursuant to the Offer. An exchange of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A Holder who participates in the Offer will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company.

  Under Section 302 of the Code, a Holder will recognize gain or loss on an exchange of Shares for cash if the exchange (i) results in a "complete termination" of all such Holder's equity interest in the Company, (ii) results in a "substantially disproportionate" redemption with respect to such Holder or (iii) is "not essentially equivalent to a dividend" with respect to the Holder. In applying the Section 302 tests, a Holder must take account of stock that such Holder constructively owns under attribution rules, pursuant to which the Holder will be treated as owning stock of the Company owned by certain family members (except that in the case of a "complete termination" a Holder may, under certain circumstances, waive attribution from family members) and related entities and stock of the Company that the Holder has the right to acquire by exercise of an option. An exchange of Shares for cash will be a substantially disproportionate redemption with respect to a Holder if the percentage of the then outstanding Shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the Shares owned by such Holder immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. An exchange of Shares for cash will satisfy the "not essentially equivalent to a dividend" test if it results in a "meaningful reduction" of the Holder's equity interest in the Company. An exchange of Shares for cash that results in a reduction of the proportionate equity interest in the Company of a Holder whose relative equity interest in the Company is minimal (an interest of less than one percent should satisfy this requirement) and who does not exercise any control over or participate in the management of the Company's corporate affairs should be treated as "not essentially equivalent to a dividend". Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

  If a Holder is treated as recognizing gain or loss from the disposition of the Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange.

  If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Shares for cash, the entire amount of cash received by such Holder pursuant to the exchange will be treated as a dividend to the extent of the Holder's allocable portion of the Company's current and accumulated earnings and profits. Such a dividend will be includable in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The Holder's tax basis in the Shares exchanged, however, will be added to such Holder's tax basis in the remaining Shares that it owns. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the "extraordinary dividend" provisions of the Code. Corporate Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

  The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

  See Section 3 with respect to the application of federal income tax withholding and backup withholding.

14. Extension of Tender Period; Termination; Amendments.

  The Company expressly reserves the right, in its sole discretion and regardless of whether any of the conditions specified in Section 6 shall have been satisfied, at any time or from time to time, to (i) extend the period of time during which the Offer is open by giving oral followed by written notice of such extension to the Depositary or (ii) amend the Offer in any respect by making a public announcement of such amendment. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the

Offer, except to the extent that such Shares may be withdrawn as set forth in
Section 4. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, to amend the Offer in any respect. Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  If the Company materially changes the terms of the Offer or the information concerning the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in the dealer's soliciting fee or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the consideration offered for Shares pursuant to the Offer or the amount of the dealer's soliciting fee or the Company increases the number of Shares being sought by an amount exceeding 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

15. Fees.

  Other than as described below, no fees will be paid to brokers, dealers or others by the Company in connection with the Offer.

  Dealer Managers. Lazard and J.P. Morgan have been retained by the Company to act as Dealer Managers in connection with the Offer. Lazard will receive a fee of $750,000 and J.P. Morgan will receive a fee of $600,000 for their services as Dealer Managers. Lazard and J.P. Morgan will also be reimbursed by the Company for their out-of-pocket expenses, including attorneys' fees, and will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer. Lazard and J.P. Morgan have from time to time provided investment banking services to the Company and have received customary fees. Among other things, Lazard has acted as co-lead manager of the Company's initial public offering in 1995 of a 17% interest in Intimate Brands (the "IBI IPO"), as co-dealer manager of the Company's 1996 self-tender, as co-lead manager of the Company's initial public offering in 1996 of 16% of the common stock of A&F (the "A&F IPO"), as advisor to the Company in connection with the proposed transaction involving the Company's Galyan's Trading Co. business referred to above, and has provided advice with regard to the Contingent Stock Redemption Agreement. Lazard has received, or will receive, customary compensation for these matters. J.P. Morgan is currently acting as financial advisor to the Company in connection with the Limited Too spinoff, has acted as co-manager of the 1997 initial public offering of Brylane, the IBI IPO and the A&F IPO and has historically provided credit facility services to the Company. J.P. Morgan has received, or will receive, customary compensation for these matters. It is expected that both Lazard and J.P. Morgan will continue to provide investment banking and financial advisory services to the Company in the future.

  Depositary and Information Agent. The Company has retained D. F. King & Co., Inc. to act as Information Agent and First Chicago Trust Company of New York to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including liabilities under the Federal securities laws. The Depositary has also rendered transfer services to the Company in the past for which it has received customary compensation, and can be expected to render similar services to the Company in the future. The Information Agent may render information services to the Company in the future. Neither the Depositary nor the Information Agent has been retained to, or is authorized to, make recommendations in connection with the Offer.

  Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

16. Miscellaneous.

  The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any state of the United States or any foreign jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such state or foreign jurisdiction. The Company is not aware of any state or foreign jurisdiction the laws of which would prohibit the Offer or such acceptance. In those jurisdictions whose laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers licensed under laws of such jurisdictions.

                                  SCHEDULE A

                            TRANSACTIONS CONCERNING
                                 THE SHARES OF

                               THE LIMITED, INC.

  The following transactions were the only transactions effected during the 40 business day period preceding May 4, 1999 by the Company or by individuals who are directors or executive officers of the Company:

  On March 31, 1999, Arnold F. Kanarick, Executive Vice President and Chief Human Resources Officer of the Company, sold 800 Shares at $39.50 per Share and 6,800 Shares at $39.625 per Share in open market transactions.

  The Depositary will accept legible copies of the Letter of Transmittal, which should be sent, together with certificates for the Shares tendered and any other required documents, to the Depositary at one of its addresses below:

                       The Depositary for the Offer is:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

            By Mail:                               By Hand:                    By Overnight Delivery:
   First Chicago Trust Company          First Chicago Trust Company         First Chicago Trust Company
           of New York                          of New York                         of New York
     Corporate Actions Dept.              Corporate Actions Dept.             Corporate Actions Dept.
         Suite 4660--LTD           c/o Securities Transfer and Reporting          Suite 4680--LTD
          P.O. Box 2569                       Services, Inc.                 14 Wall Street, 8th Floor
 Jersey City, New Jersey 07303-        100 William Street, Galleria           New York, New York 10005
               2569
                                         New York, New York 10038

  Please contact the Information Agent at the telephone numbers and address below with any questions or requests for assistance or additional copies of the Offer to Purchase and Letters of Transmittal and Notices of Guaranteed Delivery.

                    The Information Agent for the Offer is:

                            D. F. KING & CO., INC.
                                77 Water Street
                         New York, New York 10005-4495
                         (212) 269-5550 (Call Collect)
                                      or
                         Call Toll-free (800) 829-6554

                    The Dealer Managers for the Offer are:

Lazard Freres & Co. llc                                                             J.P. Morgan & Co.
30 Rockefeller Plaza                                                                   60 Wall Street
New York, New York 10020                                                     New York, New York 10260
(212) 632-6717                                                                         (800) 852-7881